



Press release

23 January 2006

Umicore makes further investments in China

Umicore has completed two acquisitions which will enhance its presence in the Chinese market for brazing materials and zinc alloys respectively:

Umicore acquires leading brazing materials producer in China

Umicore has signed an agreement to purchase the assets of the leading producer of brazing alloys in China, Zhenjang Huanyu Xingchen Welding Materials Co. Ltd (Global Stars), based in Yangzhong, northwest of Shanghai. The acquisition will enable Umicore to strengthen the global presence of its BrazeTec business and significantly improve its ability to serve the fast-growing Chinese brazing alloys market, which is already the largest market in Asia.

Umicore's BrazeTec business is a leader in the production of high quality brazing alloys as well as in pastes and fluxes for metal joining applications. The application of its advanced brazing and precious metals technology will be an important element in the further development of its position in China.

In 2005, Global Stars generated revenues of approximately € 16 million including precious metals. The company currently employs 400 people and has an annual production of some 1,400 tonnes of copper, silver and brass brazing alloys.

The investment amounts to approximately € 11 million including equipment upgrades and is expected to be accretive in 2007. Upon closing, currently scheduled for the end of February 2006, the company will be fully integrated in Umicore´s worldwide Technical Materials and BrazeTec business network and operate under the name of Umicore Technical Materials Yangzhong.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

Umicore acquires 60% stake in Chinese zinc business

In line with its strategy of focusing on value-added zinc products, Umicore has acquired a 60% stake in a zinc operation located in Kunming, China. The remaining 40% will be held by YNCopper Group. Umicore already serves the Chinese zinc alloys market, mostly with materials that are incorporated in products which are then exported from China. The new investment will enable Umicore to develop its position in the Chinese market for zinc alloys used in the domestic die-casting and general galvanizing segments.

The Kunming facility consists of a refinery, which was commissioned in 2002 and which has an annual capacity of close to 50,000 tonnes. It is set to become a dedicated alloying operation within the next two years. The activity will derive its strength from its location (direct access to the Chinese market and Yunnan's own zinc mining reserves), the industrial strength of the Chinese partner – YNCopper Group – and the technological and commercial know-how of Umicore. The operation will be integrated into Umicore's Zinc Alloys business and will be known as Umicore Yunnan Zinc Alloys Co Ltd.

The initial investment amounts to approximately € 12 million and is expected to be earnings accretive from the start.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Bart CROLS – Tel +32 2 227 7129 - +32 476 980121 – bart.crols@umicore.com

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.


umicore

Press release

18 January 2006

Grâce-Hollogne rehabilitation can now move to final phase

On 17 January 2006, Umicore received a report from the Wallonian Public Service Science Institute (ISSeP) providing comments on the rehabilitation plan for its old industrial site at Grâce-Hollogne, near Liège, Belgium. This site was operated by one of Umicore's predecessor companies and has been closed for many years.

Umicore will now work with the authorities and other parties to press ahead with the remediation work required.

This report in no way changes Umicore's view on the adequacy of its existing environmental provisions.

Umicore and the local authorities agree that the site does not pose any health hazard, nor has it done so in the past.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Bart CROLS – Tel +32 2 227 7129 - +32 476 980121 – bart.crols@umicore.com

PROFILE

Umicore is a specialty materials group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 5.7 billion in 2004 and currently employs some 13,000 people.